Exhibit 99.1

58.com Reports Second Quarter 2017 Unaudited Financial Results

BEIJING, August 20, 2017 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•	Total revenues were RMB2,593.3 million (US$382.8 million1), a 33.3% increase from the same quarter of 2016 in Renminbi amounts, exceeding the higher end of the Company’s guidance of RMB2,350 million.

•	Gross margin was 90.9% compared with 91.8% in the same quarter of 2016.

•	Income from operations was RMB582.4 million (US$86.0 million), compared with income from operations of RMB230.7 million in the same quarter of 2016.

•	Non-GAAP income from operations[2] was RMB716.1 million (US$105.7 million), compared with non-GAAP income from operations of RMB360.1 million in the same quarter of 2016.

•	Net income attributable to 58.com Inc. was RMB539.3 million (US$79.6 million), compared with net income attributable to 58.com Inc. of RMB90.1 million in the same quarter of 2016.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB661.6 million (US$97.7 million), compared with non-GAAP net income attributable to 58.com Inc. of RMB133.8 million in the same quarter of 2016.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.71 (US$0.55) and RMB3.67 (US$0.54), respectively. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB4.55 (US$0.67) and RMB4.50 (US$0.66), respectively.

1 This press release contains translations of certain Renminbi amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi (RMB) amounts into US$ amounts in this press release are made at RMB6.7744 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on June 30, 2017. The percentages stated in this press release are calculated based on the Renminbi amounts. On August 18, 2017, such exchange rate was RMB6.6744 to US$1.00.

2 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings/(loss) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

First Half 2017 Financial Highlights

•	Total revenues were RMB4,581.6 million (US$676.3 million), a 32.6% increase from the same period of last year.

•	Gross margin was 90.5% compared with 90.8% during the same period of last year.

•	Income from operations was RMB660.3 million (US$97.5 million), compared with loss from operations of RMB103.1 million during the same period of last year.

•	Non-GAAP income from operations was RMB933.3 million (US$137.8 million), compared with non-GAAP income from operations of RMB146.0 million during the same period of last year.

•	Net income attributable to 58.com Inc. was RMB517.8 million (US$76.4 million), compared with net loss attributable to 58.com Inc. of RMB446.4 million during the same period of last year.

•	Non-GAAP net income attributable to 58.com Inc. was RMB767.3 million (US$113.3 million), compared with non-GAAP net loss attributable to 58.com Inc. of RMB212.8 million during the same period of last year.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.57 (US$0.53) and RMB3.53 (US$0.52), respectively. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB5.28 (US$0.78) and RMB5.23 (US$0.77), respectively.

Management Comments

“We are excited to report that revenues significantly exceeded the higher end of our guidance during the quarter,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Among all our categories, jobs continued to deliver the fastest year-over-year growth and increasingly accounts for a larger proportion of total revenues. While the housing market in tier one and two cities remains relatively soft, revenues from our housing category continue to show resilience by performing better than expected. We are making solid progress in developing new and innovative products across various categories. Our mobile app traffic continues to grow rapidly and is accounting for a larger portion of our total traffic.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “We continued to see strong growth in revenue, traffic and margins during the quarter. We also recorded our highest ever quarterly operating margin, net margin and cash flow. This is directly attributable to our continuing focus on improving operational and marketing efficiencies. We continue to create new synergies as Ganji is further integrated and expect to see further opportunities to improve efficiency emerge as these synergies take hold.”

Second Quarter 2017 Financial Results

Revenues

Total revenues were RMB2,593.3 million (US$382.8 million), representing an increase of 33.3% from RMB1,945.1 million in the same quarter of 2016.

Membership revenues were RMB963.7 million (US$142.3 million), an increase of 28.2% from RMB751.8 million in the same quarter of 2016. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,464,000 during the second quarter of 2017, a 24.8% increase from approximately 1,974,000 in the same quarter of 2016. 58.com defines subscription-based paying membership accounts as the registered accounts through which users have purchased the Company’s membership subscriptions. The number of subscription-based paying membership accounts in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during the given period. Some paying merchant members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB1,536.5 million (US$226.8 million), an increase of 36.6% from RMB1,124.8 million in the same quarter of 2016. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding and priority listings.

Cost of Revenues

Cost of revenues was RMB235.3 million (US$34.7 million), an increase of 47.6% from RMB159.4 million in the same quarter of 2016. The year-over-year increase in the Company’s cost of revenues was primarily driven by increased traffic acquisition costs (“TAC”) paid to the Company’s advertising union partners as well as cost of used goods sold on the Zhuan Zhuan platform, which was partially offset by a reduction in other types of website maintenance-related costs such as SMS costs and bandwidth fees.

Gross Profit and Gross Margin

Gross profit was RMB2,358.0 million (US$348.1 million), an increase of 32.0% from RMB1,785.8 million during the same quarter of 2016.

Gross margin was 90.9%, compared with 91.8% during the same quarter of 2016.

Operating Expenses

Operating expenses were RMB1,775.6 million (US$262.1 million), an increase of 14.2% from RMB1,555.0 million in the same quarter of 2016.

Sales and marketing expenses in the second quarter of 2017 were RMB1,281.6 million (US$189.2 million), an increase of 11.9% from RMB1,145.1 million in the same quarter in 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB521.7 million (US$77.0 million) and RMB420.1 million in the second quarter of 2017 and 2016, respectively. The increase was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands, which were partially offset by a decrease in advertising spending on Ganji.

Other sales and marketing expenses in the second quarter of 2017 were RMB759.9 million (US$112.2 million), an increase of 4.8% from RMB725.0 million in the same quarter in 2016. Other sales and marketing expenses primarily include salaries, benefits and sales commissions, as well as office overhead expenses associated with sales, customer service and marketing teams. The increase was primarily driven by increased commissions, salaries and benefits for the Company’s sales, customer service and marketing teams.

Research and development expenses in the second quarter of 2017 were RMB323.2 million (US$47.7 million), an increase of 25.8% from RMB256.9 million in the same quarter of 2016. The increase was primarily due to increased salary costs associated with the hiring of additional employees for the research and development of new features and services.

General and administrative expenses in the second quarter of 2017 were RMB170.9 million (US$25.2 million), an increase of 11.7% from RMB153.0 million in the same quarter of 2016. The increase was primarily driven by an increase in depreciation expenses and other administrative related expenses.

Income/(Loss) from Operations

Income from operations was RMB582.4 million (US$86.0 million) in the second quarter of 2017, compared with income from operations of RMB230.7 million in the same quarter of 2016. Operating margin, defined as income /(loss) from operations divided by total revenues, was 22.5% in the second quarter of 2017, compared with 11.9% in the same quarter of 2016.

Non-GAAP income from operations was RMB716.1 million (US$105.7 million) in the second quarter of 2017, compared with non-GAAP income from operations of RMB360.1 million in the same quarter of 2016. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was 27.6% in the second quarter of 2017, compared with 18.6% in the same quarter of 2016.

Other Income/(Expenses)

Other income in the second quarter of 2017 were RMB41.5 million (US$6.1 million), compared with other expenses of RMB125.1 million in the same quarter of 2016. Other income in the second quarter of 2017 mainly included investment income of RMB265.7 million generated from the disposal of long-term investments, which was partially offset by a RMB207.9 million share of results of equity investees, which primarily consisted of a RMB205.2 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB539.3 million (US$79.6 million) in the second quarter of 2017, compared with RMB90.1 million in the same quarter of 2016. Net margin, defined as net income /(loss) attributable to 58.com Inc. divided by total revenues, was 20.8% in the second quarter of 2017, compared with 4.6% in the same quarter of 2016.

Non-GAAP net income attributable to 58.com Inc.was RMB661.6 million (US$97.7 million) in the second quarter of 2017, compared with RMB133.8 million in the same quarter of 2016. Non-GAAP net margin, defined as non-GAAP net income /(loss) attributable to 58.com Inc. divided by total revenues, was 25.5% in the second quarter of 2017, compared with 6.9% in the same quarter of 2016.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2017 were RMB3.71 (US$0.55) and RMB3.67 (US$0.54), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.63 and RMB0.62, in the same quarter of 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2017 were RMB4.55 (US$0.67) and RMB4.50 (US$0.66), respectively, compared with non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.93 and RMB0.91 in the same quarter of 2016.

Cash Flow

Net cash provided by operating activities was RMB700.0 million (US$103.3 million) in the second quarter of 2017, compared with net cash provided by operating activities of RMB356.1 million in the same quarter of 2016.

First Half 2017 Financial Results

Revenues

Total revenues were RMB4,581.6 million (US$676.3 million) in the first half of 2017, representing an increase of 32.6% from RMB3,454.7 million during the same period of 2016.

Membership revenues were RMB1,756.6 million (US$259.3 million) in the first half of 2017, an increase of 29.7% from RMB1,354.7 million during the same period of 2016. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of average quarterly subscription-based paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,338,000 during the first half of 2017, a 23.3% increase from approximately 1,896,000 in the same period of 2016.

Online marketing services revenues were RMB2,673.5 million (US$394.6 million) in the first half of 2017, an increase of 35.6% from RMB1,971.3 million during the same period of 2016. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding and priority listings.

Cost of Revenues

Cost of revenues was RMB434.9 million (US$64.2 million) in the first half of 2017, an increase of 36.6% from RMB318.4 million during the same period of 2016. The year-over-year increase in the Company’s cost of revenues was primarily driven by increased TAC paid to the Company’s advertising union partners as well as cost of used goods sold on the Zhuan Zhuan platform, which was partially offset by a reduction in other types of website maintenance-related costs such as SMS costs and bandwidth fees.

Gross Profit and Gross Margin

Gross profit was RMB4,146.7 million (US$612.1 million) in the first half of 2017, an increase of 32.2% from RMB3,136.3 million during the same period of 2016.

Gross margin was 90.5%, compared with 90.8% during the same period of 2016.

Operating Expenses

Operating expenses were RMB3,486.4 million (US$514.6 million), representing an increase of 7.6% from RMB3,239.3 million during the same period of 2016.

Sales and marketing expenses in the first half of 2017 were RMB2,527.6 million (US$373.1 million), an increase of 2.6% from RMB2,462.5 million during the same period in 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB1,033.9 million (US$152.6 million) and RMB1,104.4 million during the first half of 2017 and 2016, respectively. The decrease was primarily due to improved advertising expense control following the acquisitions of Anjuke and Ganji.

Other sales and marketing expenses in the first half of 2017 were RMB1,493.7 million (US$220.5 million), an increase of 10.0% from RMB1,358.1 million during the same period in 2016. Other sales and marketing expenses primarily include salaries, benefits and sales commissions as well as office overhead expenses associated with sales, customer service and marketing teams. The increase was primarily driven by increased commissions, salaries and benefits for the Company’s sales, customer service and marketing teams.

Research and development expenses in the first half of 2017 were RMB637.7 million (US$94.1 million), an increase of 30.4% from RMB489.0 million during the same period of 2016. The increase was primarily due to increased salary costs associated with the hiring of additional employees for research and development of new features and services.

General and administrative expenses in the first half of 2017 were RMB321.1 million (US$47.4 million), an increase of 11.6% from RMB287.8 million during the same period of 2016. The increase was primarily driven by an increase in depreciation expenses and other administrative related expenses.

Income/(Loss) from Operations

Income from operations was RMB660.3 million (US$97.5 million) in the first half of 2017, compared with loss from operations of RMB103.1 million during the same period of 2016. Operating margin, was positive 14.4% in the first half of 2017, compared with negative 3.0% during the same period of 2016.

Non-GAAP income from operations was RMB933.3 million (US$137.8 million) in the first half of 2017, compared with non-GAAP income from operations of RMB146.0 million during the same period of 2016. Non-GAAP operating margin was 20.3% in the first half of 2017, compared with 4.2% during the same period of 2016.

Other Income/(Expenses)

Other expenses in the first half of 2017 were RMB55.3 million (US$8.2 million), compared with other expenses of RMB342.0 million during the same period of 2016. Other expenses in the first half of 2017 mainly included a share of the net loss of equity investees of RMB307.0 million, which primarily consisted of a share of a net loss attributable to 58 Home’s ordinary shareholders of RMB301.6 million calculated based on the Company’s ordinary shareholding in 58 Home, which was partially offset by investment income of RMB265.7 million generated from the disposal of certain long-term investments which are accounted for under cost method.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB517.8 million (US$76.4 million) in the first half of 2017, compared with net loss attributable to 58.com Inc. of RMB446.4 million in the same period of 2016. Net margin was positive 11.3% in the first half of 2017, compared with negative 12.9% during the same period of 2016.

Non-GAAP net income attributable to 58.com Inc. was RMB767.3 million (US$113.3 million) in the first half of 2017, compared with non-GAAP net loss attributable to 58.com Inc. of RMB212.8 million during the same period of 2016. Non-GAAP net margin was positive 16.7% in the first half of 2017, compared with negative 6.2% during the same period of 2016.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2017 were RMB3.57 (US$0.53) and RMB3.53 (US$0.52), compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB3.13, during the same period of 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2017 were RMB5.28 (US$0.78) and RMB5.23 (US$0.77), respectively, compared with non-GAAP basic and diluted loss per ADS attributable to ordinary shareholders of RMB1.49 during the same period of 2016.

Cash Flow

Net cash provided by operating activities was RMB1,122.4 million (US$165.7 million) in the first half of 2017, compared with net cash provided by operating activities of RMB498.9 million during the same period of 2016.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2017, the Company had cash and cash equivalents, term deposits and short-term investments of RMB3,728.3 million (US$550.4 million).

Shares Outstanding

As of June 30, 2017, the Company had a total of 291,148,949 ordinary shares (including 242,708,689 Class A and 48,440,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2017 are expected to be between RMB2,550 million and RMB2,650 million. This represents a year-over-year increase of 24.8% to 29.7% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on August 21, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 28, 2017. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10111517

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,200,457	2,594,009	382,913
Restricted cash-current	1,151,940	1,164,337	171,873
Term deposits	26,361	5,420	800
Short-term investments	833,480	1,128,900	166,642
Accounts receivable, net	424,892	530,969	78,379
Prepayments and other current assets	426,056	652,876	96,374
Total current assets	4,063,186	6,076,511	896,981
Non-current assets:
Restricted cash-non-current	＿	792,000	116,911
Property and equipment, net	1,480,921	1,413,090	208,593
Intangible assets, net	1,532,228	1,419,950	209,605
Land use rights, net	3,766	3,727	550
Goodwill	15,903,677	15,903,677	2,347,614
Long-term investments	2,118,461	2,142,885	316,321
Long-term prepayments and other non-current assets	223,767	350,916	51,800
Total non-current assets	21,262,820	22,026,245	3,251,394
Total assets	25,326,006	28,102,756	4,148,375
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loans	1,842,720	1,068,047	157,659
Accounts payable	611,947	675,849	99,765
Deferred revenues	1,845,846	2,056,959	303,637
Customer advances	1,236,076	1,309,213	193,259
Taxes payable	62,084	136,376	20,131
Salary and welfare payable	553,506	480,734	70,963
Accrued expenses and other current liabilities	727,904	654,594	96,627
Total current liabilities	6,880,083	6,381,772	942,041
Non-current liabilities:
Long-term loan	150,000	878,248	129,642
Deferred tax liabilities	373,810	346,330	51,123
Other non-current liabilities	69,937	30,564	4,512
Total non-current liabilities	593,747	1,255,142	185,277
Total liabilities	7,473,830	7,636,914	1,127,318
Mezzanine equity:
Mezzanine classified noncontrolling interests	86,457	1,809,470	267,105
Total mezzanine equity	86,457	1,809,470	267,105
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 240,930,737 Class A and 48,740,260 Class B shares issued and outstanding as of December 31, 2016 and 242,708,689 Class A and 48,440,260 Class B shares issued and outstanding as of June 30, 2017, respectively)	18	18	3
Additional paid-in capital	20,907,599	21,209,557	3,130,839
Accumulated deficit	(3,070,735)	(2,521,205)	(372,167)
Accumulated other comprehensive loss	(138,597)	(101,551)	(14,990)
Total 58.com Inc. shareholders’ equity	17,698,285	18,586,819	2,743,685
Noncontrolling interests	67,434	69,553	10,267
Total shareholders’ equity	17,765,719	18,656,372	2,753,952
Total liabilities, mezzanine equity and shareholders’ equity	25,326,006	28,102,756	4,148,375

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	751,797	963,677	142,253	1,354,745	1,756,605	259,300
Online marketing services	1,124,848	1,536,461	226,804	1,971,285	2,673,503	394,648
E-commerce services	49,015	26,416	3,899	85,862	41,827	6,174
Other services	19,470	66,753	9,854	42,813	109,643	16,185
Total revenues	1,945,130	2,593,307	382,810	3,454,705	4,581,578	676,307
Cost of revenues(1)	(159,378)	(235,291)	(34,732)	(318,440)	(434,883)	(64,195)
Gross profit	1,785,752	2,358,016	348,078	3,136,265	4,146,695	612,112
Operating expenses(1):
Sales and marketing expenses	(1,145,105)	(1,281,553)	(189,176)	(2,462,497)	(2,527,571)	(373,106)
Research and development expenses	(256,949)	(323,192)	(47,708)	(488,998)	(637,670)	(94,129)
General and administrative expenses	(152,993)	(170,859)	(25,221)	(287,839)	(321,131)	(47,404)
Total operating expenses	(1,555,047)	(1,775,604)	(262,105)	(3,239,334)	(3,486,372)	(514,639)
Income/(loss) from operations	230,705	582,412	85,973	(103,069)	660,323	97,473
Other income/(expenses):
Interest expenses, net	(15,647)	(5,022)	(741)	(22,017)	(10,802)	(1,595)
Investment income/(loss), net	(14,639)	251,122	37,069	(11,785)	258,747	38,195
Share of results of equity investees	(208,685)	(207,909)	(30,690)	(347,230)	(306,980)	(45,315)
Gain on deconsolidation and disposal of businesses	79,581	＿	＿	79,581	＿	＿
Foreign currency exchange gain/(loss), net	(6,719)	223	33	(1,423)	184	27
Others, net	40,992	3,100	458	(39,116)	3,572	527
Income/(loss) before tax	105,588	623,926	92,102	(445,059)	605,044	89,312
Income tax benefits/(expenses)	(14,139)	(55,358)	(8,172)	1,172	(53,395)	(7,882)
Net income/(loss)	91,449	568,568	83,930	(443,887)	551,649	81,430
Add: Net loss/(income) attributable to noncontrolling interests	2,173	(2,009)	(297)	4,514	(2,119)	(313)
Less: Deemed dividend to mezzanine classified noncontrolling interests	(3,519)	(27,288)	(4,028)	(6,994)	(31,776)	(4,691)
Net income/(loss) attributable to 58.com Inc.	90,103	539,271	79,605	(446,367)	517,754	76,426
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	0.31	1.85	0.27	(1.57)	1.78	0.26
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.31	1.83	0.27	(1.57)	1.76	0.26
Net earnings/(loss) per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	0.63	3.71	0.55	(3.13)	3.57	0.53
Net earnings/(loss) per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	0.62	3.67	0.54	(3.13)	3.53	0.52
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	286,918,787	290,768,816	290,768,816	284,797,507	290,383,016	290,383,016
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	292,381,030	293,996,868	293,996,868	284,797,507	293,645,948	293,645,948

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	321	424	63	612	998	147
Sales and marketing expenses	13,525	14,909	2,201	26,488	32,603	4,813
Research and development expenses	22,177	31,379	4,632	45,565	61,210	9,035
General and administrative expenses	35,908	31,637	4,670	61,577	65,982	9,740

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	230,705	582,412	85,973	(103,069)	660,323	97,473
Share-based compensation expenses	71,931	78,349	11,566	134,242	160,793	23,735
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,170	114,864	112,169	16,558
Non-GAAP income from operations	360,068	716,109	105,709	146,037	933,285	137,766

GAAP net income/(loss) attributable to 58.com Inc.	90,103	539,271	79,605	(446,367)	517,754	76,426
Share-based compensation expenses	71,931	78,349	11,566	134,242	160,793	23,735
Share-based compensation attributable to noncontrolling interests	(147)	＿	＿	(151)	＿	＿
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,170	114,864	112,169	16,558
Share-based compensation expenses included in share of results of equity investees	385	2,166	320	777	4,358	643
Loss on conversion of Guazi Convertible Note	＿	＿	＿	84,177	＿	＿
Gain on deconsolidation and disposal of business	(79,581)	＿	＿	(79,581)	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items[5]	(6,370)	(13,556)	(2,001)	(20,728)	(27,761)	(4,098)
Non-GAAP net income/(loss) attributable to 58.com Inc.	133,753	661,578	97,660	(212,767)	767,313	113,264

GAAP operating margin	11.9%	22.5%	22.5%	(3.0)%	14.4%	14.4%
Share-based compensation expenses	3.7%	3.0%	3.0%	3.9%	3.5%	3.5%
Amortization of intangible assets resulting from business acquisitions	3.0%	2.1%	2.1%	3.3%	2.4%	2.4%
Non-GAAP operating margin	18.6%	27.6%	27.6%	4.2%	20.3%	20.3%

GAAP net margin	4.6%	20.8%	20.8%	(12.9)%	11.3%	11.3%
Share-based compensation expenses	3.7%	3.0%	3.0%	3.9%	3.5%	3.5%
Share-based compensation attributable to noncontrolling interests	0.0%	＿	＿	0.0%	＿	＿
Amortization of intangible assets resulting from business acquisitions	3.0%	2.1%	2.1%	3.3%	2.4%	2.4%
Share-based compensation expenses included in share of results of equity investees	0.0%	0.1%	0.1%	0.0%	0.1%	0.1%
Loss on conversion of Guazi Convertible Note	＿	＿	＿	2.4%	＿	＿
Gain on deconsolidation and disposal of business	(4.1)%	＿	＿	(2.3)%	＿	＿
Income tax effects of GAAP to non-GAAP reconciling items	(0.3)%	(0.5)%	(0.5)%	(0.6)%	(0.6)%	(0.6)%
Non-GAAP net margin	6.9%	25.5%	25.5%	(6.2)%	16.7%	16.7%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings/(loss) per share	286,918,787	290,768,816	290,768,816	284,797,507	290,383,016	290,383,016
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings/(loss) per share	292,381,030	293,996,868	293,996,868	284,797,507	293,645,948	293,645,948
Weighted average number of ADS used in computing non-GAAP basic earnings/(loss) per ADS	143,459,394	145,384,408	145,384,408	142,398,753	145,191,508	145,191,508
Weighted average number of ADS used in computing non-GAAP diluted earnings/(loss) per ADS	146,190,515	146,998,434	146,998,434	142,398,753	146,822,974	146,822,974

Non-GAAP net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	0.47	2.28	0.34	(0.75)	2.64	0.39
Non-GAAP net earnings /(loss) per ordinary share attributable to ordinary shareholders - diluted	0.46	2.25	0.33	(0.75)	2.61	0.39
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - basic	0.93	4.55	0.67	(1.49)	5.28	0.78
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - diluted	0.91	4.50	0.66	(1.49)	5.23	0.77

5 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to dispose of business. Other GAAP to non-GAAP reconciling items have no income tax effect.